EXHIBIT 99.1

                                 [RETALIX LOGO]

CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
(310) 231-8600                                          Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE

           Retalix Ltd. Posts Record Quarterly Net Income and Revenues
                           for the Third Quarter 2005

                       o Revenues up 55% to $52.5 million
         o Net income grows by 163% to $4.7 million, or $0.24 per share

Ra'anana, Israel, November 9, 2005 -- Retalix Ltd. (Nasdaq: RTLX) a provider of integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide, today announced record quarterly operating results for the third quarter ended September 30, 2005.

Revenues for the quarter were $52.5 million, an increase of 54.9% from $33.9 million in the third quarter of 2004. The Company reported net income for the quarter of $4.7 million, or $0.24 per diluted share, compared to net income of $1.8 million, or $0.10 per diluted share, in the third quarter of 2004, and $4.0 million, or $0.20 per diluted share in the second quarter of 2005.

Q3 2005 Highlights:

o Revenues increased 54.9 % to a quarterly record $52.5 million

o Operating income for the quarter grew 191% to $6.8 million, or 12.9% of sales

o New Retalix InSync platform launched as next-generation, fully integrated software platform for retailers and distributors

o Integration of IDS and TCI organizations proceeding on track

o First Retalix InSync applications being deployed with two US customers

o First two wins for Retalix InSync suite with North American mid-sized grocers

o Fuel provider at premier U.S. discount retailer selected the Retalix StorePoint POS solution

o A.S. Watson Retail Group expands the deployment of Retalix StoreLine to 1,500 stores in Asia.

o Rautakirja, leading convenience chain in Finland, rolls out an integrated POS-Head Office solution

o Affiliated Foods Southwest and Berner Food Service selected the Retalix Power Enterprise suite to streamline and optimize their distribution operations

"During the third quarter, we took our Synchronized Retail and Distribution strategy to the next level of success by launching our next-generation, integrated suite of enterprise and supply chain solutions (Retalix InSync) and continuing to secure major customer wins for our enterprise software solutions with retailers and distributors across the grocery, convenience store, food service, and fuel verticals," said Barry Shaked, President and CEO of Retalix Ltd.

"We have made tremendous progress with the integration of our IDS and TCI acquisitions, and are now uniquely positioned to provide a proven, end-to-end solution that addresses the business and technology needs of food retailers and distributors from the point-of-sale all the way to the warehouse. Our success in the marketplace is reflected in our very strong financial results for the first nine months of the year, with revenues up by 55% to $137 million and operating income up by 209% to $15.5 million year to date."

"During the quarter, we held our first international customer conference at which we presented our combined customer set with our full scope of software solutions and outlined a detailed technology roadmap for the Retalix InSync platform. Feedback from the hundreds of assembled customers and business partners confirmed that the direction in which we are driving our technology is aligned with the top business imperatives of our customers. And I am pleased to report that we have already won two deals for the Retalix InSync portfolio in the grocery segment, and we have already deployed key modules of the Retalix InSync suite with two different customers. We continue to make a robust level of investment in developing the next generation of solutions and enhancing the functionality of our existing applications, with nearly $33 million in R&D in the first nine months of 2005."

North America

"In North America, we secured additional customers for our synchronized retail and distribution solutions. In the third quarter, a regional fuel provider for a major discount retailer ordered StorePoint licenses for 1,000 stores. A regional convenience store chain with 51 stores selected our Retalix DemandAnalytix (DAX) solution. Also, a significant number of food and consumer goods distributors selected the Retalix Power Enterprise software suite for deployments."

International

"On the international front, Retalix is gaining traction with several major grocery, food and health and beauty chains. We continued our expansion efforts in Europe, Asia and Australia - all of which offer excellent prospects for growth and market share expansion. We began deployment of the Retalix StoreLine in over 1,500 of A.S. Watson's stores across Asia. The top convenience store operator in Finland, Rautakirja, selected the Retalix StorePoint Point of Sale solution and the Retalix Head Office solution to enhance customer service and facilitate new product sales at its R-Kioski stores. We are exploring promising new markets, such as Korea and Eastern Europe; experienced our second win with a Japanese retailer, and inked a sizable new customer in Australia. Finally, we are moving ahead with three large projects for major European retail chains."


Financial Highlights

During the third quarter of 2005, revenues contributed by North America made up $31.1 million, or 59.2% of sales, with $21.4 million or 40.8% of sales, coming from the International and Israeli business divisions.

Gross margin in the third quarter of 2005 was 65.7% of sales, as compared to 66.1% in the third quarter of 2004, and 64.9% in the second quarter of 2005.

In the third quarter of 2005, Retalix generated $2.8 million in cash flow from operations, or $10.2 million for the first nine months of 2005. As of September 30, 2005, the Company's balance sheet showed liquid financial resources (cash and equivalents, deposits and marketable securities) of $65.2 million, $1.2 million in long-term debt and shareholders' equity of $199.9 million.

Business Outlook

For the full year 2005, Retalix reaffirms its updated guidance for revenues to exceed $190 million. The Company also expects that net income for 2005 will exceed $15.5 million.

Conference Call

The Company will hold a conference call to discuss results for the third quarter of 2005 on Wednesday, November 9, 2005, at 10:30 a.m. EST (17:30 Israeli Time). Participating in the call will be Retalix Ltd. President and CEO Barry Shaked, Retalix Ltd. CFO Danny Moshaioff, and Retalix USA CEO Victor Hamilton.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.

Retalix Ltd. is an independent provider of integrated enterprise-wide software solutions to global food and fuel retailers and U.S. grocery and convenience store distributors. Retalix solutions serve the needs of the entire range of food and fuel retailers and U.S. grocery and convenience store distributors, from multi-national supermarket chains, major food distributors and major fuel retailers to local independent grocers. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide.


For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the integration of Retalix's acquisition of TCI as well as its other acquisitions, management of the anticipated increased market share of supply chain solutions and enterprise-wide solutions, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services and broader integrated offerings and solutions, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the continuing integration of Retalix's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.



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                                 RETALIX LTD.
                            (An Israeli Corporation)
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2005

                                                                 Nine months ended             Three months ended       Year ended
                                                                    September 30                 September 30           December 31,

                                                                 2005              2004           2005          2004      2004
                                                                 ===================================================================
                                                                    (Unaudited)                (Unaudited)             (Audited)

                                                                 ===================================================================
                                                                           U.S. $ in thousands (except per share data)
                                                                 ------------------------------------------------------------------
REVENUES:

    Product sales                                               77,916          55,909        29,210          21,736        78,900
    Services and projects                                       59,178          32,596        23,328          12,174        45,460
                                                                ------          ------        ------          ------        ------
           T o t a l  revenues                                 137,094          88,505        52,538          33,910       124,360
                                                               -------          ------        ------          ------       -------
COST OF REVENUES:
    Cost of product sales                                       22,585          16,513         8,480           6,390        23,246
    Cost of services and projects                               24,316          13,611         9,549           5,105        18,890
                                                                ------          ------         -----           -----        ------
           T o t a l  cost of revenues                          46,901          30,124        18,029          11,495        42,136
                                                                ------          ------        ------          ------        ------
GROSS PROFIT                                                    90,193          58,381        34,509          22,415        82,224
                                                                ------          ------        ------          ------        ------
RESEARCH AND DEVELOPMENT
    EXPENSES - net                                             (32,598)       (23,797)       (12,188)         (9,427)     (34,096)
SELLING AND MARKETING EXPENSES                                 (24,956)       (18,063)        (9,191)         (6,455)     (24,798)
GENERAL AND ADMINISTRATIVE EXPENSES                            (17,188)       (11,473)        (6,439)         (4,180)     (15,944)
OTHER GENERAL INCOME (EXPENSES), net                                89            (16)            89             (21)          15
                                                               -------        -------        -------          ------       --------
           T o t a l  operating expenses                       (74,653)       (53,349)       (27,729)        (20,083)     (74,823)
                                                               -------        -------        -------         -------       --------

INCOME FROM OPERATIONS                                          15,540          5,032          6,780           2,332         7,401
FINANCIAL INCOME  (EXPENSES) - net                                  76            (42)            63             129            85
GAIN ARISING FROM ISSUANCE OF SHARES
    BY AN ASSOCIATED COMPANY                                                      200                                          200
                                                                ------           -----         -----           -----        --------
INCOME BEFORE TAXES ON INCOME                                   15,616           5,190         6,843           2,461         7,686
TAXES ON INCOME                                                  4,578           1,319         2,054             648         1,838
                                                                ------           -----         -----           -----          ------
INCOME AFTER TAXES ON INCOME                                    11,038           3,871         4,789           1,813         5,848
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                       (103)          (103)          (20)            (34)          (137)
MINORITY INTERESTS IN LOSSES (GAINS)
    OF SUBSIDIARIES                                                162             132          (44)              19           247
                                                                ------           -----         -----           -----           -----
NET INCOME FOR THE PERIOD                                       11,097           3,900         4,725           1,798         5,958
                                                                ------           -----         -----           -----           ----
EARNINGS PER SHARE:
    Basic                                                         0.60            0.26          0.25            0.11          0.38
                                                                ------            ----          ----            ----           -----
    Diluted                                                       0.57            0.24          0.24            0.10          0.36
                                                                ------            ----          -----           -----          -----

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EARNINGS
PER SHARE - in  thousands:
    Basic                                                       18,517           15,291       18,928          16,954        15,746
                                                                -------          ------       ------          ------        -------
    Diluted                                                     19,494           16,292       19,893          17,876        16,552
                                                                ------           ------       ------          ------        ------

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                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                              AT SEPTEMBER 30, 2005


                                                                                      September 30             December 31,
                                                                                 2005           2004              2004
                                                                                      (Unaudited)                (Audited)
                                                                                             U.S. $ in thousands
                              A s s e t s
CURRENT ASSETS:


    Cash and cash equivalents                                                  57,876           82,211           91,413
    Marketable securities                                                       7,321           12,751           14,331
    Accounts receivable:
       Trade                                                                   33,396           26,925           26,399
       Other                                                                    5,240            2,448            2,680
    Inventories                                                                 1,037            1,300              755
    Deferred income taxes                                                       4,539            2,684            3,650
                                                                                -----           ------          -------
           T o t a l  current assets                                          109,409          128,319          139,228
                                                                               -------         -------          -------
NON-CURRENT ASSETS :
    Marketable debt securities                                                  3,599            8,854            6,125
    Deferred income taxes                                                       1,159            1,828            1,768
    Long-term receivables                                                         750            1,983            3,592
    Amounts funded in respect of employee rights
       upon retirement                                                          5,055            4,230            4,553
    Other                                                                         792              750              523
                                                                                -----            -----            -----
                                                                               11,355           17,645           16,561
                                                                               ------           ------           ------
PROPERTY, PLANT AND EQUIPMENT, net                                             12,217           10,455           10,407
                                                                               ------           ------           ------
GOODWILL                                                                      102,497           37,605           39,774
                                                                              -------           ------           ------
OTHER INTENGIBLE ASSETS, net of accumulated
        amortization                                                           26,800            5,459            4,653
                                                                              -------            -----          -------
                                                                              262,278          199,483         210,623
                                                                              -------          -------         --------
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                                                                                      September 30            December 31,
                                                                                   2005          2004             2004
                                                                                       (Unaudited)              (Audited)
                                                                                               U.S. $ in thousands
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                          4,114            3,652          7,565
    Current maturities of long-term bank loans                                      2,374            3,207          4,801
    Accounts payable and accruals:
       Trade                                                                       12,197           13,562         10,251
       Employees and employee institutions                                          5,879            4,153          5,122
       Current maturities of other liabilities                                        277            1,734          1,048
       Accrued expenses                                                             7,745            3,044          3,591
       Other                                                                        5,824            2,991          3,848
    Deferred revenues                                                              11,816            4,570          4,949
                                                                                   ------            -----         ------
           T o t a l  current liabilities                                          50,226           36,913         41,175
                                                                                   ------           ------         ------
LONG-TERM LIABILITIES :
    Long-term bank loans, net of current maturities                                 1,223            3,699          1,493
    Employee rights upon retirement                                                 8,980            7,756          8,435
    Other liabilities, net of current maturities                                       60              299            259
                                                                                    -----            -----          -----
           T o t a l  long-term liabilities                                        10,263           11,754         10,187
                                                                                   ------           ------         ------
           T o t a l  liabilities                                                  60,489           48,667         51,362
                                                                                   ------           ------         ------
MINORITY INTERESTS                                                                  1,840            2,124          1,969
                                                                                   ------           ------         ------
SHAREHOLDERS' EQUITY:
    Share   capital - ordinary shares of NIS 1.00 par value (authorized:
            30,000,000 shares; Issued and outstanding; December 31, 2004
            (audited) - 17,577,432 shares; September 30, 2005 (unaudited) -
            19,282,767 shares; September 30, 2004
            (unaudited) - 17,052,182 shares                                         5,104            4,597          4,717
     Additional paid in capital                                                   147,946          110,118        116,277
     Retained earnings                                                             47,128           33,973         36,031
     Accumulated other comprehensive income                                          (229)               4            267
                                                                                  -------           ------         ------
           T o t a l  shareholders' equity                                        199,949          148,692        157,292
                                                                                  -------          -------        -------
                                                                                  262,278          199,483        210,623
                                                                                  -------          -------        -------
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                                                                                                               (Continued) - 1

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2005


                                                                 Nine months ended          Three months ended          Year ended
                                                                    September 30                September 30            December 31,
                                                               2005           2004          2005           2004             2004
                                                                   (Unaudited)                 (Unaudited)              (Audited)
                                                                                      U.S. $ in thousands
                                                               -----------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                                   11,097       3,900         4,725         1,798           5,958
       Adjustments required to reconcile net income
        to net cash provided by operating activities:
       Minority interests in losses of subsidiaries               (162)       (132)           44           (19)           (247)
       Depreciation and amortization, net                        4,387       1,813         1,846           390           2,552
        Share in losses of an associated company                   103         103            20            34             137
        Gain arising from issuance of shares of an
           associated company                                                 (200)                                       (200)
        Tax benefits relating to employee and
            other option grants                                                558                         137
        Compensation expenses resulting from shares
           and options granted to employees and non
           employees                                                           257                         109             299
       Changes in accrued liability for employee rights
                   upon retirement                                 687         640           313           466           1,085
       Losses (gains) on amounts funded in respect of
                  employee rights upon retirement                  229          16           (96)          (88)           (166)
       Deferred income taxes - net                                  49        (802)          173           (52)           (980)
       Net decrease (increase) in marketable securities           (396)     (2,570)       (1,095)         (903)         (1,903)
       Amortization of discount on debt securities                  73          91            27            43              66
       Other                                                      (417)        (11)         (138)          (47)            116
      Changes in operating asset and liabilities:
      Decrease (increase) in accounts receivable:
           Trade (including the non-current portion)             3,657         628        (2,458)          808             132
           Other                                                (2,296)        214        (1,268)         (323)              7
        Decrease (increase) in accounts payable and accruals:
           Trade                                                   180       3,550         1,552         1,288             (94)
           Employees, accrued expenses and other                 1,096      (3,103)        3,041           857            (505)
       Decrease (increase) in inventories                         (293)       (165)         (104)         (421)            388
       Increase (decrease) in deferred revenues                 (7,779)       (824)       (3,774)       (1,153)           (445)
                                                                ------       -----        ------         ------           -----
    Net cash provided by operating activities                   10,215       3,963         2,808         2,924           6,200
                                                                ------       -----        ------         ------          ------
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                                                                                                                  (Continued) - 2
                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2005

                                                                 Nine months ended            Three months ended        Year ended
                                                                   September 30                  September 30          December 31,
                                                                 2005          2004          2005           2004          2004
                                                                   (Unaudited)                     (Unaudited)          (Audited)

                                                                                     U.S. $ in thousands
                                                                 =================================================================

Net cash provided by operating activities -
    brought forward                                           10,215         3,963         2,808         2,924             6,200
                                                              ------         -----         -----         -----             -----
CASH FLOWS FROM INVESTING ACTIVITIES:
    Maturity of marketable debt securities held
       to maturity                                            11,611         7,601           469          5,500            10,801
    Investment in marketable debt securities
       held to maturity                                       (1,876)      (18,173)                      (5,046)          (20,784)
    Acquisition of subsidiaries consolidated for the
       first time (a)                                        (50,312)      (13,781)         (513)           210           (13,781)
    Additional investments in subsidiaries and other
       assets                                                   (334)                       (187)                          (2,504)
    Purchase of property, plant, equipment
       and other assets                                       (2,070)       (1,199)         (810)          (589)           (1,826)
    Proceeds from sale of property, plant and equipment           25            13            18                               63
    Amounts funded in respect of employee rights upon
       retirement, net                                           633)         (504)         (330)          (208)             (644)
    Long-term loans granted to employees                         (54)          (20)                          (1)              (28)
    Collection of long-term loans to employees                   108            52            61              9               155
                                                                -------        -----         -----          -----             -----
    Net cash used in investing activities                    (43,535)      (26,011)       (1,292)          (125)          (28,548)
                                                                ------      --------       -------          -----          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of shares in a public
            offering,net of $3,243,000 share issuance costs                 58,857                          (34)           58,857
    Repayment of long-term bank loans                         (2,374)       (2,613)         (892)          (745)           (3,467)
    Issuance of share capital to employees
            Resulting from exercise of options                 8,026         3,947         5,177            804            10,135
    Short-term bank credit - net                              (5,676)       (2,025)       (1,953)        (1,760)            1,887
    Investment in a subsidiary                                    34                                                           34
                                                               -----        ------        ------         -----            ------
    Net cash provided by (used in) financing activities           10        58,166         2,332         (1,735)            67,446
                                                               -----        ------         -----         -----            ------
EFFECT OF EXCHANGE RATE CHANGES
      ON CASH                                                   (227)                         22                              222
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                     (33,537)       36,118         3,870          1,064            45,320
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                    91,413        46,093        54,006         81,147            46,093
                                                               ------        ------        ------        ------            ------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                          57,876        82,211        57,876         82,211            91,413
                                                              ------        ------        ------         ------            ------
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                                                                                                         (Continued) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                  Nine months      Three months         Year
                                                     ended             ended            ended
                                                 September 30,     September 30,      December 31,
                                                      2005             2005             2004
                                                  (Unaudited)       (Unaudited)       (audited)
                                                 -----------------------------------------------------
(a) Net fair value of the assets acquired and liabilities assumed at the date of acquisition, was as follows:
    Assets and liabilities of the
       subsidiaries at the date of
        acquisition:
    Working capital (excluding cash
        and cash equivalents)                            13,207               836           (894)
    Deferred income taxes                                  (330)                            (728)
    Property, plant, equipment
         And other assets, net                           (2,419)              (68)          (699)
    Amounts funded in respect of
       employee rights   upon  retirement                                                     (9)
    Accrued liability for employee rights
        upon retirement                                                                    1,711
    Goodwill and other intangible assets
        arising on acquisition                          (87,697)           (1,795)       (21,013)
     Issuance of the Company's share
         capital                                         23,863                            5,410
     Long- term loan                                                                       1,469
     Short-term bank credit                               2,230
     Minority interests in subsidiary                                                        141
     Increase in account payable- other                     834               514            831
                                                        --------              ----        ---------
                                                        (50,312)             (513)       (13,781)
                                                        --------             -----       --------
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 (b) Supplemental information on investing activities not involving cash flows:

          1) In January 2004, the Company acquired 100% of the shares of OMI International, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 5,410,000.

          2) On April 1, 2005, the Company acquired substantially all of the business assets of Integrated Distribution Solutions, L.L.C. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 6,883,000.

          3) On April 1, 2005, the Company acquired 97% of the preferred stock of TCI Solutions, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 16,980,000.


                          ____________________________